SHININGBANK
Energy Ltd.

07021426

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2007
WASH, D.C.
152

SUPPL

February 16, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submission – Commission File No. 82-34977

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Shiningbank Energy Income Fund hereby furnishes to the Commission the following:

1. Press Release dated February 1, 2007 (Shiningbank Energy announces Corporate Appointments)
2. Press Release dated February 15, 2007 (Shiningbank Energy announces 2006 Canadian Income Tax Information)
3. Press Release dated February 16, 2007 (Shiningbank Energy announces March 2007 monthly distribution)

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

Murray J. Desrosiers
Corporate Secretary & General Counsel

H:\SEC\Cover Ltr 2007-02-16.DOC

File No. 82-34977

SHININGBANK
Energy Income Fund

February 1, 2007

TSX: SHN.UN

NEWS RELEASE FOR IMMEDIATE RELEASE

Shiningbank Energy Announces Corporate Appointments

Mr. David Fitzpatrick, President and C.E.O. of Shiningbank Energy, is pleased to announce the following corporate appointments: J. Lance Petersen has been named Vice President, Land, Alan G. Glessing, Controller, will add Vice President, Administration to his responsibilities and Daniel B. Williams has been named Vice President, Acquisitions and Divestments. These appointments reflect Shiningbank's expanding operations.

Mr. Petersen joined Shiningbank in the fall of 2006. He is a graduate of Mount Royal College Land Management Program. Lance has 19 years of oil and gas experience in land management, aboriginal affairs and community relations. Lance replaces Terry Prokopy as Vice President of Land. Mr. Prokopy has been with Shiningbank since 2000 and has more than 35 years experience in the industry. Terry is retiring as Vice President, Land to take on a part-time role of Senior Advisor to Shiningbank's Land and Acquisition and Divestments group.

Mr. Glessing has been with Shiningbank since 2000. He is a CMA and has worked predominately in the oil and gas sector for 30 years. Alan will continue in his role of Controller and adds the additional responsibilities of Vice President, Administration.

Mr. Williams joined Shiningbank in 2000. He is a graduate of the University of Calgary with a degree in Chemical Engineering and has 14 years of industry experience. Dan is a member of APEGGA and recently completed the Executive Development Program at Queen's University.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 76%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com, or contact us at:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, C.F.O.
Debbie Carver, Investor Relations Coordinator
Shiningbank Energy Ltd.
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

END

File No. 82-34977

SHININGBANK
Energy Income Fund

February 15, 2007

TSX: SHN.UN

NEWS RELEASE FOR IMMEDIATE RELEASE

Shiningbank Energy announces 2006 Canadian Income Tax Information

Shiningbank Energy Income Fund (the "Fund") provides the following information to assist its Canadian unitholders in reporting distributions received in 2006 from Shiningbank on their personal 2006 Income Tax Return ("2006 T1").

This information is based on Shiningbank's understanding of the Canadian Income Tax Act. Unitholders should consult their own tax advisor as to their particular tax consequences of holding trust units of the Fund.

During 2006, the Fund paid total distributions to unitholders of **C$3.05** per trust unit of which **85.06% is taxable** and **14.94% is tax deferred.**

Trust Units Held Within a Deferred Plan – RRSP, RPP, RRIF, RESP or DPSP

Unitholders holding their trust units in a Registered Retirement Savings Plan, Registered Pension Plan, Registered Retirement Income Fund, Registered Education Savings Plan or Deferred Profit Sharing Plan do not need to report any distribution income on their 2006 T1.

T3 Supplementary Form

Canadian unitholders who are holding their trust units outside of a deferred plan will receive a T3 Supplementary ("T3") slip. Registered unitholders will receive their T3 directly from the Fund's Trustee, Computershare Trust Company of Canada. If the trust units are held in a brokerage account, the T3 will be provided to the unitholder by the broker. The deadline for mailing all T3 slips to unitholders is March 31, 2007.

Trust Units Held Outside of a Deferred Plan

The taxable portion of distributions received should be recorded as "Other Income" on the 2006 T1. The tax deferred portion of distributions received is used to reduce the adjusted cost base of the trust units for purposes of calculating capital gains or losses upon disposition of the trust units. The following table outlines the breakdown of the taxable and tax deferred portions for each distribution paid in 2006.

Record Date	Payment Date	Distribution (C$ per unit)	85.06% Taxable Income (C$ per unit)	14.94% Tax Deferred (C$ per unit)
December 31, 2005	January 15, 2006	0.30	0.2552	0.0448
January 31, 2006	February 15, 2006	0.30	0.2552	0.0448
February 28, 2006	March 15, 2006	0.30	0.2552	0.0448
March 31, 2006	April 15, 2006	0.25	0.2126	0.0374
April 30, 2006	May 15, 2006	0.25	0.2126	0.0374
May 31, 2006	June 15, 2006	0.25	0.2126	0.0374
June 30, 2006	July 15, 2006	0.25	0.2126	0.0374
July 31, 2006	August 15, 2006	0.23	0.1956	0.0344
August 31, 2006	September 15, 2006	0.23	0.1956	0.0344
September 30, 2006	October 15, 2006	0.23	0.1956	0.0344
October 31, 2006	November 15, 2006	0.23	0.1956	0.0344
November 30, 2006	December 15, 2006	0.23	0.1956	0.0344
Total		**$3.05**	**$2.5943**	**$0.4557**

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 77%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, C.F.O.
Debbie Carver, Investor Relations Coordinator

SHININGBANK
Energy Income Fund

February 16, 2007 TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

Shiningbank Energy announces March 2007 monthly distribution

Shiningbank Energy Income Fund (the "Fund") today announced that its cash distribution for March 2007 will be **C$0.15 per unit.** The distribution is payable on **March 15, 2007** to unitholders of record on **February 28, 2007.** The ex-distribution date is **February 26, 2006.** This represents an approximate 13% annualized pre-tax cash-on-cash yield based on the February 15, 2007 closing price of C$14.30 per unit.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 77%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, C.F.O.
Debbie Carver, Investor Relations Coordinator